Exhibit 99.3

Consolidated Financial Statements

Transition Therapeutics Inc.

For the three-month period ended September 30, 2009

(Unaudited)

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited in Canadian dollars)

	September 30, 2009	June 30, 2009
	$	$
ASSETS
Current
Cash and cash equivalents [note 6]	16,165,176	14,479,987
Short term investments [note 6]	23,978,292	31,161,069
Due from Eli Lilly and Company [note 4]	777,002	517,537
GST and other receivables	463,429	357,550
Investment tax credits receivable	973,557	993,057
Prepaid expenses and deposits	680,169	790,950

Total current assets	43,037,625	48,300,150
Property and equipment, net	734,373	780,546
Intangible assets [note 7]	23,084,033	23,738,565

	66,856,031	72,819,261

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,344,846	1,752,403
Due to Elan Pharma International Limited [note 3]	1,647,212	1,872,981
Current portion of deferred revenue [note 4]	4,199,456	4,503,892

Total current liabilities	7,191,514	8,129,276
Deferred revenue [note 3]	20,719,750	20,719,750
Leasehold inducement	65,734	68,592

Total liabilities	27,976,998	28,917,618

Commitments [note 10]

Shareholders’ equity
Common shares	160,492,327	160,471,098
Contributed surplus	4,645,080	4,640,163
Stock options	5,890,349	5,325,644
Deficit	(132,148,723)	(126,535,262)

Total shareholders’ equity	38,879,033	43,901,643

	66,856,031	72,819,261

See accompanying notes

On behalf of the Board:

/s/ Tony Cruz	/s/ Christopher Henley
Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited in Canadian dollars)

	Three-month period ended September 30, 2009	Three-month period ended September 30, 2008
	$	$
REVENUES
Licensing fees [note 4]	304,436	—

	304,436	—

EXPENSES
Research and development	3,076,069	3,739,962
General and administrative	1,443,450	1,550,524
Amortization	691,671	830,889
Foreign exchange loss (gain)	776,756	(685,249)
Loss on disposal of property and equipment	7,222	10,294

	5,995,168	5,446,420

Loss before the following:	(5,690,732)	(5,446,420)
Interest income, net	77,271	413,624

Net loss and comprehensive loss for the period	(5,613,461)	(5,032,796)

Basic and diluted net loss per common share [note 8[b]]	(0.24)	(0.22)

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the three-month period ended September 30, 2009 and year ended June 30, 2009

(Unaudited in Canadian dollars)

	Number of Common Shares	Share Capital	Contributed Surplus	Stock Options	Deficit	Total Shareholders’ Equity
	#	$	$	$	$	$
Balance, June 30, 2008	23,186,707	160,262,540	4,492,251	3,093,735	(104,160,771)	63,687,755

Stock options exercised, expired or cancelled [note 8[c]]	28,453	208,558	147,912	(230,919)	—	125,551
Stock-based compensation expense [note 8[c]]	—	—	—	2,462,828	—	2,462,828
Net loss and comprehensive loss for the year	—	—	—	—	(22,374,491)	(22,374,491)

Balance, June 30, 2009	23,215,160	160,471,098	4,640,163	5,325,644	(126,535,262)	43,901,643

Stock options exercised, expired or cancelled [note 8[c]]	1,887	21,229	4,917	(13,748)	—	12,398
Stock-based compensation expense [note 8[c]]	—	—	—	578,453	—	578,453
Net loss and comprehensive loss for the three-month period ended September 30, 2009	—	—	—	—	(5,613,461)	(5,613,461)

Balance, September 30, 2009	23,217,047	160,492,327	4,645,080	5,890,349	(132,148,723)	38,879,033

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited in Canadian dollars)

	Three-month period ended September 30, 2009	Three-month period ended September 30, 2008
	$	$
OPERATING ACTIVITIES
Net loss for the period	(5,613,461)	(5,032,796)
Add (deduct) items not involving cash:
Amortization of:
capital assets	39,997	48,853
intangible assets	654,532	784,894
leasehold inducement	(2,858)	(2,858)
Stock-based compensation expense [note 8[c]]	578,453	643,548
Loss on disposal of property and equipment	7,222	10,294
Unrealized foreign exchange (gain) loss	388,961	(373,484)

Accrued interest on short term investments	(122,564)	(174,597)
Deferred revenue recognized	(304,436)	—
Provision for lease termination [note 5]	(109,825)	—
Net change in operating assets and liabilities [note 9]	(758,564)	(1,015,958)

Cash provided by (used in) operating activities	(5,242,543)	(5,112,104)

INVESTING ACTIVITIES
Maturity of short-term investments	26,201,987	108,145,816
Purchase of short-term investments	(18,812,115)	(98,473,182)
Purchase of property and equipment	(6,646)	(43,317)
Purchase of intangible assets [note 5]	—	(1,131,280)
Proceeds on disposal of property and equipment	5,600	48,161

Cash provided by (used in) investing activities	7,388,826	8,546,198

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	12,398	125,551

Cash provided by financing activities	12,398	125,551

Impact of foreign exchange on cash and cash equivalents	(473,492)	372,996

Net increase in cash and cash equivalents during the period	1,685,189	3,932,641
Cash and cash equivalents, beginning of period	14,479,987	22,952,865

Cash and cash equivalents, end of period [note 6]	16,165,176	26,885,506

See accompanying notes

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward. The Company currently believes that it has adequate financial resources for anticipated expenditures until at least mid fiscal 2011 and this estimate incorporates costs that would be associated with an ELND005 (AZD-103) Phase III study. If the ELND005 (AZD-103) program advances and the Company elects to maintain or increase its cost sharing percentage, the Company’s research and development costs will increase significantly. If the ELND005 (AZD-103) program does not advance into Phase III studies or it advances and the Company elects not to continue cost sharing, the Company will receive reduced milestone payments and tiered royalty payments on net sales ELND005 (AZD-103). Under those scenarios, the Company will have sufficient financial resources for anticipated expenditures beyond fiscal 2011. The Company has filed a short form base shelf prospectus which, if required, may be utilized to raise up to US$75 million, the proceeds from which would be used to fund current and future clinical development programs.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the June 30, 2009 annual consolidated financial statements. These interim consolidated financial statements have been prepared using the same accounting principles used in the annual audited consolidated financial statements for the year ended June 30, 2009 except for the accounting policies discussed in note 2.

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. [“Waratah”] and Transition Therapeutics (USA) Inc.

All material intercompany transactions and balances have been eliminated on consolidation.

2. CHANGES IN ACCOUNTING POLICIES

Effective July 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. This new standard replaces CICA 3062, “Goodwill and Other Intangible Assets” and CICA 3450, “Research and Development Costs”. The standard establishes standards for recognition, measurement, and disclosure of goodwill and intangibles. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”). The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

Recent Canadian accounting pronouncements:

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”. The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

3. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (“Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer’s disease.

Under the terms of the agreement, the Company has received upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Transition’s current cost share and ownership interest is 30%.

At the end of Phase II development of ELND005 (AZD-103), Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a share of the operating profits from the commercialization of ELND005 (AZD-103) equal to its cost sharing percentage. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (AZD-103) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as ELND005 (AZD-103) is being commercialized.

During fiscal 2008, the Company received the second upfront payment of $7,284,000 (US$7,500,000) from Elan, and also received a milestone payment of $5,015,500 (US$5,000,000) for the initiation of the Phase II clinical

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

study which was announced December 21, 2007. These payments, totaling $12,299,500 (US$12,500,000) have been recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. At September 30, 2009, the Company has received a total of $20,719,750 (US$20,000,000) in up-front and milestone payments since the initiation of the collaboration agreement.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has 45 days after the receipt of the proof of concept data from the on-going Phase II clinical trial to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage of 30%, the Company would owe Elan approximately US$1.5 million for post Phase II development costs incurred up to September 30, 2009. These costs have not been recorded as an expense or a liability at September 30, 2009 as the Company has not yet made a decision as to its participation.

At September 30, 2009, under the terms of the agreement, the Company owes Elan $1,647,212 for costs incurred during the three-month period ending September 30, 2009 relating to the on-going Phase II clinical trial [June 30, 2009 - $1,872,981]. This amount has been recorded as a liability at September 30, 2009 and is expected to be paid during the three-month period ending December 31, 2009.

4. LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

On March 13, 2008, Eli Lilly and Company (“Lilly”) and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly will reimburse the Company up to US$3 million for development costs associated with this trial. In addition, the parties have established a joint development committee to coordinate and oversee activities relating to the TT-223 program through to the first year after commercialization. Upon completion of this trial, Lilly will be responsible for the costs of further development activities and the commercialization of all gastrin based therapeutic products worldwide. The Company’s costs will be limited to the participation in the joint development committee.

During the fourth quarter of fiscal 2008, the Company received the upfront payment of $7,017,000 (US$7,000,000) from Lilly which was recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. During fiscal 2009, management determined that the agreement will be profitable in the future and accordingly, recognized $2,513,108 of the deferred revenue as revenue during the year ended June 30, 2009 and $304,436 of the deferred revenue as revenue during the three-month period ended September 30, 2009. Costs incurred in respect of this agreement during the quarter were $304,436 and are recorded in research and development in the consolidated statements of loss and comprehensive loss. The balance of the upfront payment of $4,199,456 will be recognized using a proportional performance model. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

uncertainties with respect to the total costs to be incurred, the Company uses a zero profit model (i.e., revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable) so long as the overall arrangement is determined to be profitable in the future. At September 30, 2009 the Company has a receivable from Lilly in the amount of $777,002 for costs incurred under the agreement in connection with the Phase II clinical trial [June 30, 2009 - $517,537].

5. ACQUISITION OF ASSETS FROM FORBES MEDI-TECH (RESEARCH) INC.

On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”).

In consideration for the acquisition of these assets and intellectual property rights, Transition paid Forbes US$1 million, and will potentially pay up to an additional US$6 million in contingent consideration dependent on all three technologies successfully achieving certain developmental and regulatory milestones.

Total consideration for the purchased assets, including acquisition costs, was $1,131,280. Based on the relative fair values of all the assets acquired, the total consideration paid has been recorded as one asset group of compounds, technology and patents acquired from Forbes. The compounds, technology, and patents acquired from Forbes will be amortized over 20 years which estimates the remaining useful life of the assets acquired.

In connection with this acquisition, the Company formed a United States-based subsidiary, Transition Therapeutics (USA) Inc, which was incorporated on July 14, 2008 and was formed to focus on the newly acquired discovery projects and other early-stage internal projects. On March 31, 2009, the Company’s Board of Directors approved the closure of this facility which was completed during the fourth quarter of fiscal 2009. During the three-month period ended September 30, 2009, the Company entered into an agreement to sublet the facility and accordingly, reduced the provision for lease termination by $109,825. The following is a summary of the restructuring charges (recoveries) and payments through the period ended September 30, 2009:

	Period Ended September 30, 2009
	Balance at July 1, 2009	Recoveries	Payments	Balance at September 30, 2009
	$	$	$	$
Severance	82,305	—	(62,304)	20,001
Lease termination	299,051	(109,825)	(63,945)	125,281

	381,356	(109,825)	(126,248)	145,282

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

	Year Ended June 30, 2009
	Balance at July 1, 2008	Expense	Payments	Balance at June 30, 2009
	$	$	$	$
Severance	—	193,208	(110,904)	82,304
Lease termination	—	299,051	—	299,051

	—	492,259	(110,904)	381,355

6. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The weighted average rate of return on these funds at September 30, 2009 was 1.6% [June 30, 2009 - 2.1%].

Short term investments consist of bankers’ acceptances and medium term note debentures totaling $23,978,292 at September 30, 2009 [June 30, 2009 - $31,161,069] with effective interest rates between 0.2% and 1.05% and maturity dates between October 2, 2009 and June 21, 2010.

Cash and cash equivalents consist of the following:

	September 30, 2009	June 30, 2009
	$	$
Cash	10,165,940	2,490,727
Cash equivalents	5,999,236	11,989,260

	16,165,176	14,479,987

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

	September 30, 2009
	Cost	Accumulated amortization	Net book value
	$	$	$
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Technology and patents acquired from Protana	4,412,594	3,591,582	821,012
Technology, products and patents acquired from ENI	16,135,399	4,373,174	11,762,225
Patent portfolio	386,000	269,967	116,033
Compounds acquired from NeuroMedix	11,085,259	1,768,083	9,317,176
Compounds, technology and patents acquired from Forbes (note 5)	1,131,280	63,693	1,067,587

	72,950,449	49,866,416	23,084,033

	June 30, 2009
	Cost	Accumulated amortization	Net book value
	$	$	$
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Sub-licensing fees and prepaid royalties paid to General Hospital Corp (“GHC”)	778,691	778,691	—
Technology and patents acquired from Protana	4,412,594	3,402,116	1,010,478
Technology, products and patents acquired from ENI	16,135,399	4,126,306	12,009,093
Patent portfolio	386,000	250,667	135,333
Compounds acquired from NeuroMedix	11,085,259	1,583,326	9,501,933
Compounds, technology and patents acquired from Forbes (note 5)	1,131,280	49,552	1,081,728

	73,729,140	49,990,575	23,738,565

The amortization to be taken on intangible assets by fiscal year is as follows:

$
2010 (balance of the fiscal year)	1,963,326
2011	2,093,544
2012	1,782,795
2013	1,782,795
2014	1,782,795
Thereafter	13,678,778

23,084,033

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

8. SHARE CAPITAL

[a] Authorized

At September 30, 2009, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b] Common shares outstanding during the period

The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the three-month period ended September 30, 2009 is 23,135,375 [three-month period ended September 30, 2008 - 23,123,357].

The outstanding options to purchase common shares of 2,056,159 [three-month period ended September 30, 2008 - 1,883,969] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive.

[c] Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, June 30, 2008	1,870,263	3,093,735	11.77
Stock options issued	311,800	—	4.93
Stock options exercised	(28,453)	(83,007)	4.41
Stock options expired	(15,083)	(96,270)	8.87
Stock options forfeited or cancelled	(79,491)	(51,642)	9.63
Stock based compensation expense	—	2,462,828	—

Stock options outstanding, June 30, 2009	2,059,036	5,325,644	10.94
Stock options issued [i]	—	—	—
Stock options exercised [ii]	(1,887)	(8,831)	6.57
Stock options forfeited or cancelled [iii]	(990)	(4,917)	11.12
Stock based compensation expense	—	578,453	—

Stock options outstanding, September 30, 2009	2,056,159	5,890,349	10.94

[i]	The fair value of the stock options issued during the three-month period ended September 30, 2009 is nil [three-month period ended September 30, 2008 - $220,320].
[ii]	During the three-month period ended September 30, 2009, year 1,887 stock options were exercised [September 30, 2008 - 28,453]. These stock options had a recorded value of $8,831 [three-month period ended September 30, 2008 - $83,007] and resulted in cash proceeds to the Company of $12,398 [three-month period ended September 30, 2008 - $125,551].
[iii]	During the three-month period ended September 30, 2009, 990 stock options were forfeited [three-month period ended September 30, 2009 - 11,841]. These forfeited stock options had a fair value of $4,917 [three-month period ended September 30, 2008 - $72,923] and all 990 of these options were vested at the time of forfeit [three-month period ended September 30, 2008 - none of the options were vested at the time of forfeit].

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

[iv]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at September 30, 2009 are $22,494,176 [June 30, 2009 - $22,517,579].

9. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	Three–month period ended September 30, 2009	Three–month period ended September 30, 2008
	$	$
Due from Lilly	(259,465)	(1,441,285)
GST and other receivables	(105,879)	(46,592)
Investment tax credits receivable	19,500	(102,104)
Prepaid expenses and deposits	110,781	335,615
Accounts payable and accrued liabilities	(297,732)	(26,473)
Due to Elan	(225,769)	264,881

	(758,564)	(1,015,958)

Supplemental cash flow information

Interest paid	—	—
Income tax paid	—	—

10. COMMITMENTS

At September 30, 2009, the Company is committed to aggregate expenditures of $16,000 [June 30, 2009 - $17,000] under its collaboration agreements. In addition, at September 30, 2009, the Company is committed to aggregate expenditures of approximately $2,336,000 [June 30, 2009 - $2,257,000] for clinical and toxicity studies to be completed during fiscal 2010 and approximately $505,000 [June 30, 2009 – $171,000] for manufacturing agreements.

11. SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the three-month period ended September 30, 2009 are from one partner, Eli Lilly and Company, a company based in the United States of America.

12. CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three-month period ended September 30, 2009 from the previous fiscal year.

13. FOREIGN EXCHANGE RISK

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

Balances in foreign currencies at September 30, 2009 and June 30, 2009 are approximately:

	September 30, 2009	June 30, 2009
	US$	US$
Cash and cash equivalents	5,129,928	4,037,853
Short term investments	3,324,246	6,023,754
Due from Lilly	725,695	445,022
Accounts payable and accrued liabilities	(359,736)	(596,737)
Due to Elan	(1,538,444)	(1,610,473)

	7,281,689	8,299,419

Fluctuations in the US dollar exchange rate may potentially have a significant impact on the Company’s results of operations. At September 30, 2009, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, net loss and comprehensive loss for the three-month period ended September 30, 2009 would have decreased by approximately $733,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, net loss and comprehensive loss for the period would have increased by approximately $733,000.

14. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2009 consolidated financial statements.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

15. CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) RECONCILIATION

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States (“U.S.”), differs from that applied in Canada:

(a) Consolidated statements of loss and comprehensive loss:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss and comprehensive loss for the three-month period ended September 30, 2009 that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Three-month period ended September 30
	2009	2008
	$	$
Net loss for the period in accordance with Canadian GAAP	(5,613,461)	(5,032,796)
Reversal of amortization of acquired technologies (d)	476,553	483,314
Expense intangibles acquired with respect to Forbes (d)	—	(1,131,280)
Adjustment to stock-based compensation expense for estimated forfeitures and application of the fair value method to prior years’ stock options (e)	84,272	13,723

Net loss and comprehensive loss for the period in accordance with U.S. GAAP	(5,052,636)	(5,667,039)

The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Three-month period ended September 30
	2009	2008
	$	$
Net loss and comprehensive loss attributable to common shareholders: Basic and diluted	(5,052,636)	(5,667,039)

Weighted average shares: Basic and diluted	23,135,375	23,123,357

Net loss and comprehensive loss per share: Basic and diluted	(0.22)	(0.25)

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

(b) Consolidated statements of changes in shareholders’ equity:

Shareholders’ equity under U.S. GAAP is as follows:

	Common shares		Additional paid-in capital	Deficit	Total shareholders’ equity
	Number	Amount
		$	$	$	$
Shareholders’ equity, June 30, 2008	23,186,707	160,933,619	6,434,224	(127,937,466)	39,430,377

Exercise of stock options	28,453	208,558	(83,007)	—	125,551
Stock-based compensation	—	—	2,407,936	—	2,407,936
Net loss and comprehensive loss for the year	—	—	—	(20,838,254)	(20,838,254)

Shareholders’ equity, June 30, 2009	23,215,160	161,142,177	8,759,153	(148,775,720)	21,125,610

Exercise of stock options	1,887	21,229	(8,831)	—	12,398
Stock-based compensation	—	—	494,181	—	494,181
Net loss and comprehensive loss for the period	—	—	—	(5,052,636)	(5,052,636)

Shareholders’ equity, September 30, 2009	23,217,047	161,163,406	9,244,503	(153,828,356)	16,579,553

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

(c)	Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at September 30 and June 30, 2009:

	September 30, 2009		June 30, 2009
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$
Assets:

Current:
Cash and cash equivalents	16,165,176	16,165,176	14,479,987	14,479,987
Short term investments	23,978,292	23,978,292	31,161,069	31,161,069
Due from Lilly	777,002	777,002	517,537	517,537
GST and other receivables	463,429	463,429	357,550	357,550
Investment tax credits receivable	973,557	973,557	993,057	993,057
Prepaid expenses and deposits	680,169	680,169	790,950	790,950

	43,037,625	43,037,625	48,300,150	48,300,150
Capital assets	734,373	734,373	780,546	780,546
Intangible assets (d)	23,084,033	784,553	23,738,565	962,532

	66,856,031	44,556,551	72,819,261	50,043,228

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

	September 30, 2009		June 30, 2009
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$
Liabilities and shareholders’ equity:
Current liabilities
Accounts payable (g)	—	—	—	—
Accrued liabilities (g):
Research contracts	207,827	207,827	415,258	415,258
Professional services	310,553	310,553	294,127	294,127
Payroll and vacation	341,489	341,489	355,234	355,234
Facility closure	125,280	125,280	299,052	299,052
Capital tax and other	359,697	359,697	388,732	388,732

	1,344,846	1,344,846	1,752,403	1,752,403
Due to Elan	1,647,212	1,647,212	1,872,981	1,872,981
Current portion of deferred revenue	4,199,456	4,199,456	4,503,892	4,503,892

	7,191,514	7,191,514	8,129,276	8,129,276

Deferred revenue	20,719,750	20,719,750	20,719,750	20,719,750
Leasehold inducement	65,734	65,734	68,592	68,592

	27,976,998	27,976,998	28,917,618	28,917,618

Shareholders’ equity:
Common shares	160,492,327	161,163,406	160,471,098	161,142,177
Contributed surplus	4,645,080	4,085,605	4,640,163	4,080,688
Stock options	5,890,349	5,158,898	5,325,644	4,678,465
Deficit	(132,148,723)	(153,828,356)	(126,535,262)	(148,775,720)

	38,879,033	16,579,553	43,901,643	21,125,610

	66,856,031	44,556,551	72,819,261	50,043,228

(d)	Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company’s acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Accounting Standards Codification “ASC” Topic 730, Accounting for Research and Development Costs. Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

During the three-month period ended September 30, 2008, the Company acquired certain assets and the exclusive rights to three drug discovery projects from Forbes. The Company paid $1,131,280 on account

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

of these drug discovery projects which are considered to be in process research and development and accordingly, have been expensed under U.S. GAAP.

During the three-month period ended September 30, 2009, the Company recorded $177,979 in amortization expense relating to intangible assets capitalized under U.S. GAAP [September 30, 2008 - $301,582]. The weighted average amortization period for the intangible assets recorded under U.S. GAAP is 13 months. The Company expects to recognize amortization expense relating to intangible assets recorded under U.S. GAAP by fiscal year as follows:

$
2010 (balance of the fiscal year)	533,947
2011	250,606

784,553

(e)	Stock-based compensation:

Under Canadian GAAP, the Company has adopted a policy of recognizing forfeitures as they occur. Under U.S. GAAP forfeitures must be estimated in advance. The impact of estimating forfeitures in advance resulted in an $84,272 net reduction in compensation expense compared to Canadian GAAP [three-month period ended September 30, 2008 - $13,723].

(f)	Income taxes:

ASC Topic 740, Accounting for Uncertainty in Income Taxes, creates a single model to address accounting for uncertainty in tax positions. Topic 740 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. Topic 740 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Topic 740 is effective for fiscal years beginning after December 15, 2006. The Company adopted Topic 740 during fiscal 2008 and the adoption had no material impact on the Company’s financial position, results of operations and cash flows.

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. For the three-month periods ended September 30, 2009 and 2008, no differences were identified between substantively enacted rates and enacted rates. Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

Canadian GAAP. On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP. This difference results in an additional future tax asset under U.S. GAAP. Due to uncertainties as to the realization of the Company’s net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to Nil.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	September 30, 2009	September 30, 2008
	$	$
Tax recovery at combined federal and provincial rates of 32.50% (2009 - 33.25%)	(1,642,107)	(1,884,290)
Non-deductible permanent differences:
Stock-based compensation	160,609	209,417
Other permanent and non-deductible items	1,193	297
Future tax assets not recognized for accounting	1,480,305	1,674,576

	—	—

(g)	Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accounts payable and accrued liabilities include accruals of $1,344,846 and $1,752,403 respectively as at September 30, 2009 and June 30, 2009. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

(h)	Cost of Revenue:

U.S. GAAP requires that costs of $304,436 related to the Lilly collaboration agreement be separately disclosed as costs of services in the consolidated statement of loss and comprehensive loss [September 30, 2009 – nil].

(i)	Recent U.S. accounting pronouncements:

On April 25, 2008, the FASB issued ASC Topic 350, Determination of the Useful Life of Intangible Assets. ASC Topic 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC Topic 350, Goodwill and Other Intangible Assets. The intent of ASC Topic 350 is to improve the consistency between the useful life of a recognized intangible asset under ASC Topic 350 and the period of expected cash flows used to measure the fair value of the asset under ASC Topic 805, Business Combination, and

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(in Canadian dollars)

other U.S. GAAP. ASC Topic 350 is effective for financial years beginning after December 15, 2008. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this ASC Topic 350 shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

On December 12, 2007, the EITF ASC Topic 808, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The abstract may impact the presentation or revenues and costs generated in a collaborative arrangement. The abstract is effective for years beginning on or after December 15, 2008. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are evaluating the impact that the adoption of ASU 2009-13 will have on our financial position, results of operations, cash flows and disclosures.